[EMPOWERED PRODUCTS, INC. LETTERHEAD]

September 5, 2013

Via EDGAR

Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Empowered Products, Inc. Form 10-K for Fiscal Year ended December 31, 2012 Filed April 2, 2013 File No. 0-54661

Dear Mr. O’Brien:

On behalf of Empowered Products, Inc., a Nevada corporation (the “Company”), we hereby submit the following responses to the Commission’s comment letter issued on August 27, 2013 regarding the Company’s Annual Report on Form10-K filed with the Commission on April 2, 2013. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1.	Comment: Please tell us how you determined you are not required to post on your corporate website, Interactive Data Files, which you have submitted electronically on EDGAR, pursuant to Rule 405 of Regulation S-T. Refer to Item 601(b)(101) of Regulation S-K.

Response: The Company has updated its corporate website and posted the required Interactive Data Files. The Interactive Data Files can be located at the following page of the Company’s corporate website: http://www.empoweredproducts.com/investorssec.php. The Company will continue to post the required Interactive Data Files pursuant to Rule 405 of Regulation S-T for future filings.

Terrence O’Brien

September 5, 2013

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 35

2.	Comment: We note your disclosure on page 5 that you have entered into an agreement with Mobile Samples America, a related party, whereby you purchase a minimum of $5,880 worth of sample products per month from Mobile Samples America. In future filings, please include the disclosure required by Item 404(d) of Regulation S-K or tell us why you believe such disclosure is not required.

Response: The Company confirms that in future filings it will provide all disclosure required by Item 404(d) of Regulation S-K.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclose in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned or Melissa A. Brown, Esq. at (310) 552-5086 with any questions.

Sincerely,

/s/ Kurt Weber

Kurt Weber

Chief Financial Officer